GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm on Statement of Financial Condition	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50996

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **January 1, 2023** AND ENDING **December 31, 2023**

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Gemini Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 W. Jackson Blvd., #2220

(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Tumen	**(847) 867-2229**	stumen@gemini-capital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jesser, Ravid, Jason, Basso and Farber, LLP

(Name – if individual, state last, first, and middle name)

230 W. Monroe Street, Suite 2300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Steven Tumen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gemini Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MICHELLE K ROSENOW
Notary Public, State of Illinois
Commission No. 906376
My Commission Expires December 30 2027

Signature:

Title:
Managing Member

Michelle K. Rosenow
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2

jr jbf JESSER, RAVID, JASON,
BASSO AND FARBER LLP

230 W. Monroe St., Suite 2300
Chicago, IL 60606

Office: (312) 782-4710
Fax: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON STATEMENT OF FINANCIAL CONDITION

To the Members of
Gemini Capital, LLC
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gemini Capital, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gemini Capital, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gemini Capital, LLC's management. Our responsibility is to express an opinion on Gemini Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gemini Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as Gemini Capital, LLC's auditor since 2014.

Chicago, IL

March 18, 2024

3

GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	10,163
	$	10,163

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accrued expenses	$	4,000
		4,000
Members' capital		6,163
	$	10,163

See Notes to Statement of Financial Condition.

GEMINI CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1.   Organization:

Gemini Capital, LLC (the Company) was organized in the State of Illinois in accordance with the Illinois Limited Liability Company Act on April 6, 1998. The Company is a securities broker-dealer conducting its business on a fully disclosed basis. It is registered with the U.S. Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

2.   Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company maintains cash in a bank account insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2023, the account never exceeded the limit and no losses have been incurred on the account.

The Company is not liable for federal or state income taxes, as the member recognizes the Company's income or loss on his personal tax return. As such, management has determined that there were no material uncertain income tax positions at the Company level for 2023. The Company filed a final partnership income tax return in 2019, and is not subject to examination by United States federal and state tax authorities.

Recorded amounts of cash and accrued expenses approximate fair value, based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy established by FASB ASC 820.

Management has evaluated subsequent events through March 18, 2024, the date on which the statement of financial condition was available to be issued.

3.   Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2023, the Company had net capital of $6,163, which is $1,163 in excess of its required net capital.

4.   Going Concern:

Financial Accounting Standards Board ASU 2014-15: Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the statement of financial condition is issued. If substantial doubt exists, additional disclosures are required.

The statement of financial condition has been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. Management has made a statement that they will continue to fund the Company despite the lack of revenue during the year. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.